

October 21, 2010

Mr. Robert B. Walsh
Evercore Partners Inc.
55 East 52nd Street
38th Floor
New York, NY 10055

Re: **Evercore Partners Inc.**
Form 10-K for the fiscal year ended December 31, 2009
Filed February 22, 2010
Form 10-Q for the period ended June 30, 2010
Filed August 6, 2010
File No. 1-32975

Dear Mr. Walsh:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief